March 23, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Fullem
Mindy Hooker
Asia Timmons-Pierce
Kevin Woody

Re:	ParaZero Technologies Ltd.
Amendment No. 9 to Registration Statement on Form F-1
Filed February 15, 2023
File No. 333-265178

Ladies and Gentlemen

On behalf of ParaZero Technologies Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 27, 2023, relating to the above referenced Registration Statement on Form F-1 (File No. 333-265178) (the “Registration Statement”) filed by the Company on February 15, 2023.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 10 to the F-1 (“Amendment No. 10”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 10.

Amendment No. 9 to Registration Statement on Form F-1 filed February 15, 2023

Capitalization, page 43

1.	Please revise your pro forma as adjusted column in the capitalization table to reflect the repayment of the debt owed to Medigus Ltd. upon completion of the offering and explain this adjustment in the paragraph preceding the capitalization table. To the extent that the debt owed to Medigus is considered long-term, please revise adjusted long-term debt to include this amount and include footnote disclosure to explain the terms of the debt.

Response: In response to the Staff’s comment, the Company respectfully notes that it has revised the pro forma as adjusted column in the capitalization table on page 41 to reflect the repayment of the debt owed to Medigus Ltd. upon completion of the offering. Further, the Company has revised its disclosure to explain this adjustment in the paragraph preceding the capitalization table.

Please contact me at (312) 364-1633 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form F-1.

Sincerely,

/s/ David Huberman

cc: Boaz Shetzer, Chief Executive Officer